82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138
6 February 2003

03007425

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

For your records please find enclosed announcement to the Australian Stock Exchange as follows.

31/10/02	Quarterly Report 30 September 2002
15/11/02	AGM Results
02/12/02	Presentation to the Australian Diamond Conference
09/12/02	Change of Director's Interest Notice
23/12/02	Change of Director's Interest Notice x 2
07/01/03	Expiration of Employee Share Options
30/01/03	Quarterly Report 31 December 2002
04/02/03	Change of Director's Interest Notice

Yours sincerely
MOUNT BURGESS MINING N.L.

Jan Forrester
Company Secretary

dlw 3/14

encl.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

30 SEPTEMBER 2002

Highlights

AFRICA

Tsumkwe, Namibia - Diamonds

- Gravity surveys delineate potential kimberlite targets ready for drill testing.

- Further encouraging kimberlitic indicator mineral results obtained from drill sections at the base of the Kalahari formation.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2002

AUSTRALIA

TELFER - Gold and Basemetals

Tim's Dome Prospect - Gold
(Mount Burgess Mining N.L. 100%)

The R.C. drill programme planned to follow up the diamond drilling completed in the last quarter has been delayed because of rig availability in the area.

PERRINVALE - Gold & Basemetals
(Mount Burgess Mining N.L. has the right to earn 70% in a joint venture with Heron Resources Limited).

Negotiations with the Native Title Parties commenced during the quarter for the grant of tenements under application, in order to fully explore the potential of the Illara greenstone belt located about 90 kms west of Menzies in Western Australia.

Information in this report pertaining to ore reserves, mineral resources and the exploration results from the above project has been approved for release by Mr J.J. Moore, B(App.) Sc., M.Aus.I.M.M. a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

AFRICA

TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources Pty Ltd 10%)
EPL's 3021 and 3022
(MTB (Namibia) (Proprietary) Ltd 100%)

During the quarter the following work was conducted within the joint venture tenements:

Geophysics

A gravity survey *(Refer to Glossary 1)* of some sixty square kilometres was conducted over three separate areas. A number of potential kimberlite targets have been generated from these programmes, many of which are coincident or nearly coincident with magnetic anomalies. High priority targets will be selected for drilling during the quarter.

Drilling

Sixty five percussion drill holes totalling 2,784 metres were completed. Drilling was conducted for the purpose of testing primary geophysical targets and also to obtain kimberlitic indicator mineral samples (*Refer to Glossary 2)* from the base of the Kalahari Formation cover.

Drilling Results

Intervals from three drillholes selected from the base of the Kalahari Formation contained some very encouraging results of kimberlitic indicator minerals identified through binocular microscope observation.

1. A percussion drillhole, drilled some 24 kms northwest of the area in which the Company has previously discovered 3 kimberlites, returned 3 x Class 1 pyrope garnets and 2 x Class 4 pyrope garnets *(Refer to Glossary 3*) in an interval between 48m - 54m.

2. A percussion drillhole drilled 2.5 kms south of the area in which the Company has already discovered 3 kimberlites returned 3 x Class 1 pyrope garnets and 1 x Class 1 ilmenite grain, all with remnants of the grains original surfaces attached and 1 x Class 6 chrome diopside grain, in an interval between 24m - 27m.

3. A percussion drillhole drilled 1 km northwest of the Gura 1 Kimberlite returned 24 x Class 1 pyrope garnets, 2 x Class 4 pyrope garnets, 1 x Class 6 pyrope garnet and 2 x Class 2 spinels, in an interval between 43m - 55m.

Binocular microscope observation of all of the kimberlitic indicator mineral grains from the above three holes shows that the grains have travelled very little distance from their source, thus establishing the potential in these locations for the discovery of further kimberlites. It is possible however, that the kimberlitic indicator mineral grains recovered from the third hole above could have shed from the Gura 1 Kimberlite. Follow-up work will be conducted accordingly.

Surface Loam Sampling

Two hundred and forty six surface loam samples (*Refer to Glossary 4)* were collected. 1 x Class 1, 20 x Class 5 and 17 x Class 6 pyrope garnets of various sizes were recovered from 24 loam samples through heavy liquid separation and binocular microscope observation.

GLOSSARY

1 *Gravity survey is a survey conducted with the use of a gravimeter which measures and records the varying densities of the various rock types within the area surveyed, e.g. if a kimberlite has intruded the country rock within an area surveyed, its density should be different to that of the country rock and when measured and recorded should show up either as a positive or negative anomaly in contrast to the country rock.*

2 *Kimberlitic indicator minerals are minerals that are found in kimberlites. When weathering occurs they shed from kimberlites and can then be found in areas that have drained from the kimberlites. The most common kimberlitic indicator minerals are pyrope garnets, ilmenites and chrome diopsides.*

3 *Class 1 grains do not show any signs of wear and still have remnants of their original surface.*
Class 2 grains show signs of a slight amount of wear to their surfaces but still have remnants of their original surface.
Class 4 grains do not show any signs of wear to their surfaces.
Class 5 grains show signs of a slight amount of wear to their surfaces.
Class 6 grains show signs of moderate to extensive amounts of wear to their surfaces.

The amount of wear to the surfaces of kimberlitic indicator mineral grains is used as a general guide to determine the distance the grains have travelled from their kimberlite source.

4 *One of the methods applied in exploring for kimberlites is to collect loam samples from the surface of the ground and determine whether they contain kimberlitic indicator minerals. If loam samples are found to contain kimberlitic indicator minerals, it is possible that a kimberlite could be within or close to the area being sampled.*

Information in this report pertaining to the exploration results from the Tsumkwe Project has been approved for release by Mr Manfred Marx, B.Sc; Grad.Dip.Env.Sc., M.Aus.I.M.M., of Manfred Marx and Associates Pty Ltd, a qualified consulting geologist with more than five years experience in the field being reported on.

CORPORATE

Red October Royalty

The Company has an agreement with Sons of Gwalia Ltd in respect of the Red October gold deposit. In terms of this deed the Company is entitled to 1.75% of the spot value of all gold sales (less refining costs, gold sales costs and any royalties paid to the government or Native Title parties) after the production of 160,000 ozs from these leases. To date some 107,000 ozs have been produced.

The following was released in Sons of Gwalia Ltd's September 2002 Quarterly Report:

> "Tenders for the mining services to develop the exploration decline and to mine a bulk sample at Red October have been reviewed and are in line with expectations. The costs and resource model are being reviewed and a feasibility report will be compiled in the next quarter. Project commitment and timing will be assessed in the context of the Company's Five Year Plan and the results of the final optimisation studies. The current project has indicated the potential to mine 450,000 tonnes at 10 g/t for approximately 150,000 ounces recovered. At this stage the major ore lodes still remain open at depth."

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	30 September 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(662)	(662)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(193)	(193)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	26	26
1.5	Interest and other costs of finance paid	(1)	(1)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(830)	(830)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(4)	(4)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(4)	(4)
1.13	Total operating and investing cash flows (carried forward)	(834)	(834)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(834)	(834)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other - Lease repayments	(4)	(4)
	Net financing cash flows	(4)	(4)
	Net increase (decrease) in cash held	(838)	(838)
1.20	Cash at beginning of quarter/year to date	2,804	2,804
1.21	Exchange rate adjustments to item 1.20	(1)	(1)
1.22	**Cash at end of quarter**	1,965	1,965

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	100
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	121	1

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	200
4.2	Development	-
	Total	200

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	24	64
5.2	Deposits at call	1,941	2,740
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,965	2,804

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	101,500,000	101,500,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans:				*Expiry date*
	Plan A	900,000	Nil	25 cents	31/12/02
	Plan B	200,000	Nil	25 cents	31/12/02
	Plan B	2,250,000	Nil	25 cents	31/12/05
	Plan B	1,350,000	Nil	25 cents	31/12/06
	Plan B	300,000	Nil	25 cents	31/12/07
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	Nil			

7.11	**Debentures** *(totals only)*	N/A	
7.12	**Unsecured notes** *(totals only)*	N/A	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31/10/02
(Company secretary)

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: L6440

03 FEB 20 AM 7:21

15 November 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Following are the results of the Resolutions put to members of the Company at today's Annual General Meeting.

Resolution 1 To consider and if thought fit approve and adopt the Annual Report of the Company for the year ended 30 June 2002.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
23,904,049	0	0	83,100

Resolution 2 Re-election of Mr Godfrey Edward Taylor as Director.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
23,904,049	0	0	83,100

Yours faithfully,

Jan Forrester

Jan Forrester
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

03 FEB 03 7:21

FACSIMILE TRANSMISSION

TO	:	Company Announcements Platform
DATE	:	2 December 2002
FROM	:	Mount Burgess Mining N.L.
NO. OF PAGES	:	8 (including this header)

Ref: ASXFAX

MESSAGE

PRESENTATION TO THE AUSTRALIAN DIAMOND CONFERENCE
PERTH - 2 DECEMBER 2002

By Dr R Russell, Phd, M.Aus.I.M.M., Consulting Geomorphologist
"The Use of Ground Gravity to Explore for Diatremes in an area of Complex Geology and Buried Landscapes South of Tsumkwe, Namibia".

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
2 December 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

PRESENTATION TO THE AUSTRALIAN DIAMOND CONFERENCE
PERTH - 2 DECEMBER 2002
By Dr R Russell, Phd, M.Aus.I.M.M., Consulting Geomorphologist
"The Use of Ground Gravity to Explore for Diatremes in an area of Complex Geology and Buried Landscapes South of Tsumkwe, Namibia".

Introduction

Kimberlite exploration in areas of deep superficial cover and transported overburden is a demanding exercise. The challenges are heightened when a complex magnetic background obscures recognisable kimberlite drill targets on airborne magnetic surveys.

An alternative approach is to develop a geomorphological model of the project area which explains the existing distribution of pathfinder minerals and provides some leads to tracing their source.

Geomorphology can define kimberlitic provenance areas. However, when specific drill targets are required, geomorphology becomes something of a blunt instrument and a further more refined technique is needed on which to base targeting. Gravity can prove to be such a technique.

In this paper, I propose to present a summary of the results of an exploration programme involving geomorphological modelling integrated with ground-based gravity surveys which, in a subsequent application, has led to the discovery of kimberlite diatremes near Tsumkwe in northeastern Namibia.

Background

The Tsumkwe Project is held in joint venture between Mount Burgess Mining N. L. (90%) and Kimberlite Resources (Pty) Ltd (10%).

The project covers 7,000 square kilometres in the Bushmanland area of northeastern Namibia near the Botswana border.

Geological Setting

Kimberlite occurrences in the region comprise the Sikereti kimberlites located about 50km north of the current work area and the Nxau-Nxau kimberlite field situated northeast of the project in neighbouring Botswana.

The project is interpreted to cover the southeastern margin of the Congo-Angola Craton.

Basement comprises gneiss and granitoids of possible Archaean age succeeded by sediments and carbonates of the Late Proterozoic Damaran sequence.

The overlying Phanerozoic sequence is represented by the Carboniferous to Jurassic **Karoo** sequence overlain by the Tertiary **Kalahari** sequence.

The Karoo rests on a mature palaeo-topography cut into the Precambrian rocks. This represents a **late Palaeozoic glacial topography**, the earliest of the fossil land surfaces in the area.

(The unconformities are actually much more important for diamond exploration than the stratigraphy).

The upper portion of the Karoo sequence is aeolian in character and concludes with basaltic lava flows that lie unconformably on aeolian sandstones.

The unconformity represents the second buried palaeo land surface, **the Jurassic desert topography**.

Following the outpouring of the Karoo lavas, the area was subjected to further weathering and erosion throughout the Cretaceous Period which resulted in the development of a third palaeo-topography cut into the top of the Karoo sequence.

This surface represents the third of the buried topographies, the **Cretaceous rivers and lakes topography.**

This surface is of critical importance as potential kimberlites are thought to be intruded into it and kimberlitic material occurs in palaeo-colluvium and alluvium of this age.

The surface is buried by a westward-thickening cover of Cainozoic Kalahari Basin sequence. This sequence of grits, clays, siltstone and sandstone blankets the majority of the study area to varying thicknesses.

The dominant physiographic feature in the project area is an arcuate series of salt pans, known as the Nyae Nyae Pans which wrap around the outcropping cratonic nucleus and off-lapping Phanerozoic sequences.

The pan field is interpreted to be a Plio-Pleistocene topo-structural low associated with northwest and north/south trending faulting which has formed a series of minor half grabens in which most of the major pans are situated.

Major northeast trending faults separate the Late Proterozoic Damara Sequence from underlying basement and this structural trend is also evident over the highly deformed basement.

Prospecting History

In the past, the focus of exploration at Tsumkwe was on the Nyae Nyae topographic depression in the southwestern portion of the project where G9 and G10 garnets and several small macro diamonds were recovered from loam sampling.

The main thrust of the first phases of exploration was to identify primary kimberlite targets in close proximity to elevated concentrations of kimberlitic indicator minerals detected from the loam sampling.

The exploration rationale was that elevated concentrations of kimberlitic indicators reflected the position of blind kimberlite targets beneath the Kalahari Basin cover.

In the meantime, the loam sampling programme continued to provide sample results over previously unsampled areas in the east while infill sampling over priority areas was also carried out.

This programme presented a few challenges:

> **Firstly,** Karoo basalts largely underlay the area of most interest beneath Kalahari Basin cover. These rocks present a complex geophysical magnetic response from which to identify unambiguous diatreme-related signatures.
>
> **Secondly,** areas underlain by cratonic basement also proved difficult to interpret primary kimberlite signatures from the magnetics owing to the presence of magnetic granitoids. Overall, drilling of magnetic targets failed to intersect kimberlite.
>
> **Thirdly,** there was ambiguity attached to the interpretations of how far the pathfinder minerals had travelled from their source although it was agreed that most of the indicators from the loam samples were worn and some showed dissolution features.

Geomorphological Programme

It was at this point that Mount Burgess decided to use geomorphology in conjunction with the loam sampling in an attempt to improve the focus of the exploration programme.

There were many twists and turns in developing the geomorphological model.

The interpretation was based on mapping of the geomorphology of the project area from Landsat imagery, air photographs and field evaluation.

Broadly, the interpretation suggested that the Nyae Nyae Pan field may have acted as a sink for the accumulation of kimberlitic indicator minerals sourced from the elevated basement terrain to the east.

It was envisaged that throughout the Tertiary, feeder channelways together with mass-flow colluvial sheets extended westward from the eastern basement terrain and contributed gravel and indicator minerals to the Nyae Nyae depression.

It was also clear that, in addition to the relatively worn pyropes in the surface materials, there were relatively fresh pyrope grains in the basal unit of the Kalahari section at Gura and north of the Nyae Nyae Pan.

Application of the Geomorphological Model
Integrating the model into the exploration programme led to a number of changes in the emphasis:

> **Firstly,** it was realised that in much of the deeply buried western portion of the project area, loam sampling was an inappropriate method of defining potential kimberlitic drill targets.
>
> **Secondly,** the most appropriate method for locating indicator mineral trails was to sample from the drill holes the weathered materials on the Cretaceous palaeo-landscape at the base of the Kalahari Basin sequence.
>
> **Thirdly,** the area of greatest interest lay in the eastern section of the of the project area where basement occurred and where the pathfinder minerals were believed to be sourced.

Percussion drilling over the central and eastern parts of the Gura Sub-basin led to the recovery of relatively fresh pyrope garnets near the base of the Kalahari sequence.

As mentioned earlier, the magnetics proved difficult to use due to the highly variable signature in the granitoids and in the Karoo volcanics.

Nevertheless, a target drilled in the Gura provenance area based on aeromagnetic data intersected 14m of ultramafic tuff buried 46m below the Kalahari sequence.

Subsequent drilling revealed the vent of a kimberlitic diatreme about 3 hectares in extent, the 'Gura-1' pipe.

Several of the drill holes which intersected granite in the Gura area also produced numerous very fresh garnets from the basal Kalahari grits.

The drill holes were clearly very close to buried kimberlite but the magnetics were not sufficiently accurate to locate them.

Gravity
The geomorphology and loam sampling had effectively defined small provenance areas before becoming too blunt an exploration tool.

It was therefore decided to experiment with ground-based gravity and to cover our main provenance areas with gravity and locate drill targets for primary kimberlitic source rocks.

Gura
The collection of gravity data began at Gura-1 and covered the Gura-1 diatreme. The first data showed a strong gravity low outlining the pipe very clearly.

Encouraged by this, the gravity grid was extended over a 26km^2 area covering the Gura-1 provenance area which had been defined from the geomorphology, sub-surface drill sampling and geological mapping.

The results provided numerous very encouraging gravity lows similar to the Gura-1 gravity signature.

Nxa-on and Rabbit
Numerous fresh garnets were recovered from the basal Kalahari units in RR059 and RR071 which were drilled on a magnetic high about one kilometre to the south of Gura-1

The holes both intersected granite but it was thought that kimberlite must occur at the base of the Kalahari in very close proximity to the drill sites.

The gravity data showed a low immediately to the east of the magnetic high. This was drilled at NAM062 and 063.

Both holes intersected kimberlitic tuff and subsequent drilling revealed a small pipe, probably less than a hectare in extent, the Nxa-on diatreme.

While the gravity and magnetic signatures of the pipe overlap to some extent, it is the gravity which most accurately outlines the kimberlite.

At Nxa-on, we proved that it is possible to miss the kimberlite by drilling on the magnetics alone. However, by sampling the heavy minerals in the basal Kalahari units, we feel that we have a good chance of getting evidence of any nearby kimberlites.

The gravity also showed a small low between Nxa-on and Gura-1 which also proved to be an ultramafic intrusion; the 'Rabbit' para-kimberlite. The magnetics appear to be unrelated to the intrusion and it would certainly not have been drilled at all based on this data source.

Regional Gravity
A further 26km^2 area around the Gura discoveries was covered with gravity data. Drilling the rest of the gravity targets gave us a big push along the 'gravity learning curve'.

The gravity lows constituted deep weathered 'holes' in the Gura granite, Cretaceous or early Tertiary palaeochannels invisible on the surface and weathering along major fault zones.

Gravity highs coincide with major faults, possibly associated with dykes.

An interesting feature which we have not yet fully explained is a large circular anomaly in the centre of the area which disrupts the surrounding linear trends.

The gravity was extended to our so-called 740 provenance area to the southeast of Gura where 250m spaced loam sampling had produced a diamond and some very fresh indicator minerals.

The data here covers 27km^2 and provided some interesting gravity anomalies. The drilling suggested that we were dealing with weathering patterns in a palaeo-land surface.

This time, we were dealing with the late Palaeozoic fluvio-glacial surface, recently exhumed from below the Karoo cover.

A major glacial outwash channel, still filled with Dwyka Permo-carboniferous gravels, was outlined to the west by the gravity together with what are interpreted as glacial scour holes in the granite bedrock, some still containing pockets of fluvio-glacial fill.

Gravity has also been collected over a 62km^2 area in the Boma prospect to the west of Gura. Here, the highest number of kimberlitic indicator grains were found in the project and three small diamonds were recovered from the loam samples. It was felt that diamond bearing primary kimberlitic source rocks probably occur within or in close proximity to the anomalous area.

In two places, the gravity lows were associated with magnetic lows. These proved to be hills in the Jurassic desert land surface. The palaeo-topographic highs were thinly covered with lava, hence the magnetic low.

Other gravity lows represented fragments of Cretaceous-aged palaeochannels or small palaeo-lakes associated with deep weathering in the basalt.

Each anomaly requires drill testing as is it is impossible to tell without drilling if they are kimberlitic diatremes or not.

Conclusions
Gravity is an effective tool for outlining diatremes in the Tsumkwe area.

In areas of complex geology and buried palaeo land surfaces, gravity is not easy to interpret and provides no easy answers for the diamond explorer.

The gravity will also show features unrelated to diatremes such as palaeochannels, small lakes and scour holes in buried palaeo-topographies and variations in the subsurface weathering front.

Nevertheless, gravity represents a further vital data source in the Tsumkwe area which must be integrated with the other data types.

Used in conjunction with other data sources, gravity has already led to technical success at Tsumkwe with the discovery of the Gura pipes. We will build on this for further successful outcomes to our exploration effort.

Yours faithfully

Dr Richard Russell (PhD., M.Aus.I.M.M.)

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Dr Richard Russell, Phd., M.Aus.I.M.M., a qualified consulting geologist with more than five years experience in the field being reported on.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan
Date of last notice	App3X - Lodged 7 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect	TOTAL
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c	
Date of change	9/12/02			
No. of securities held prior to change A B	1,013,200 500,000	1,136,800 -	450,000	2,600,000 500,000
Class A B	Ord Fully Pd Unlisted Ops	Ord Fully Pd	Ord Full Pd	Ord Fully Pd Unlisted Ops
Number acquired A B	200,000 -			200,000
Number disposed A B				
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,000			
No. of securities held after change	1,213,200 500,000	1,136,800	450,000	2,800,000 500,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market Trade			

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract						
Nature of interest						
Name of registered holder (if issued securities)						
Date of change						
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed						
Interest acquired						
Interest disposed						
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation						
Interest after change						

+ See chapter 19 for defined terms.

Rule 3.19A.2

03 FEB 2? ?? 7:21

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan.
Date of last notice	9 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect	TOTAL
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c	
Date of change	20/12/02			
No. of securities held prior to change A B	1,213,200 500,000	1,136,800	450,000	2,800,000 500,000
Class A B	Ord Fl Pd Unlst Opt			
Number acquired A	200,000			200,000
Number disposed				
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,000			
No. of securities held after change............A **..B**	1,413,200 500,000	1,136,800		3,000,000 500,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	26 September 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est D M Forrester (late mother) Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	20 December 2002
No. of securities held prior to change	
DIRECT INTEREST **Nigel Raymond Forrester**	7,945,496 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	243,000 ordinary fp shares
Claire Forrester (Daughter)	161,000 ordinary fp shares
Jan Forrester (Spouse)	408,910- ordinary fp shares 250,000 unlisted options

+ See chapter 19 for defined terms.

Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd	1,000,000 ordinary fp shares
Beta Man Svc S/F a/c	1,648,400 ordinary fp shares
TOTAL:	11,420,666 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired	
Total Number disposed:	
Nigel Raymond Forrester	200,000 ordinary fp shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,000
No. of securities held after change	
DIRECT INTEREST **Nigel Raymond Forrester**	7,745,496 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	243,000 ordinary fp shares
Claire Forrester (Daughter)	161,000 ordinary fp shares
Jan Forrester (Spouse)	408,910- ordinary fp shares 250,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd	1,000,000 ordinary fp shares
Beta Man Svc S/F a/c	1,648,400 ordinary fp shares
TOTAL:	11,220,666 ordinary fp shares 750,000 unlisted options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
7 January 2003

FAXED

03 JAN -7 AM 7:21

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

EXPIRY OF OPTIONS FROM EMPLOYEE SHARE PLANS A AND B

The Company wishes to advise that none of the 900,000 options, having an expiry date of 31 December 2002, issued to various members of staff under Employee Share Option Plan A (MTBAI) have been exercised.

In addition 200,000 Options from Plan B (MTBAM) which had an expiry date of 31 December 2002 have expired.

Yours faithfully,

Jan Forrester

Jan Forrester
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

31 DECEMBER 2002

Highlights

AFRICA

Tsumkwe, Namibia - Diamonds

A number of Class 1 garnets, one Class 6 chrome diopside and one Class 1 picroilmenite have been recovered from the base of the Kalahari Formation in holes drilled in five different locations.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 31 DECEMBER 2002

AUSTRALIA

TELFER - Gold and Basemetals

Further assessment of data from the June quarter diamond drilling programme continued during the quarter in preparation for further R.C. drilling after the end of the wet season.

AFRICA

DIAMOND EXPLORATION
TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources Pty Ltd 10%)
EPL's 3021 and 3022
(MTB (Namibia) (Proprietary) Ltd 100%)

Exploration work including loam sampling, gravity surveys and reconnaissance drilling continued throughout the quarter. In EPL 3022, reconnaissance field traverses and structural interpretation from air and space (Landsat) photography commenced over this region which is also prospective for basemetals mineralization.

Geophysics

During the quarter gravity surveys (*refer to Glossary 1*) continued over three primary kimberlite target areas within the main corridor of interest in the project area. The Gam-Okavango structural corridor, which is 5 to 10 kilometres wide and trends northwest, crossing EPL's 2012, 2014, 3020 and 3022. Macrodiamonds and G10 garnets have been discovered from surface loam sampling conducted within this corridor.

In total, data was recorded from 9,195 gravity stations collected on a 200 metre x 50 metre spaced grid, resulting in gravity coverage over approximately 90 square kilometres.

Interpretation and analysis of this data has delinated significant sub-surface detail, resulting in the recognition of numerous potential kimberlite targets and structural trends. Drilling and sampling on the highest ranked targets will recommence on 1st February.

Drilling

Eighty seven drillholes totalling 3,482 metres were completed. Drilling was conducted for the purpose of testing primary geophysical targets and also to obtain kimberlitic indicator mineral samples (*refer to Glossary 2*) from the base of the Kalahari section which covers the prospective host basement rocks.

Heavy Mineral Processing and Binocular Microscopy

During the quarter, heavy mineral processing and sorting by binocular microscopy was completed for 40 of the 87 drillholes. In total, 3 x Class 5 pyrope garnets *(refer to Glossary 3)* and 4 x Class 6 pyrope garnets were identified in six drillholes.

Heavy mineral processing and optical sorting was also completed for 28 holes drilled prior to the December 2002 quarterly period.

Results from samples selected mostly from the base of the Kalahari Formation in five discrete areas returned anomalous kimberlitic garnet results from binocular microscope examination;

1. Six percussion drillholes from within a radius of 3 kms from the area in which the Company has previously discovered three kimberlites returned kimberlitic garnets with unabraded surface textures indicative of close proximity to a local source;

   - Drillhole NAM 043 returned 27 pyrope garnets from a depth of 43 metres to 55 metres at the base of the Kalahari section. Twenty four garnets were categorised as Class 1 (two of which were 0.8 mm to 1.2 mm in size - refer to Glossary 3), two as Class 4 and one as Class 6.

   - Drillhole NAM 077 returned 3 Class 1 garnets, one Class 1 picroilmenite and one Class 6 chrome diopside.

   - Drillholes NAM 044, 048, 111 and 122 returned one Class 1 (0.8 mm to 1.2 mm in size), three Class 4, one Class 5 and two Class 6 garnets.

   These results from within a radius of 3 kilometres from known kimberlites reinforce the potential for the discovery of further kimberlites by drilling scheduled for the first quarter of 2003.

2. A further Class 1 pyrope garnet was recovered from the base of the Kalahari Formation in NAM 054, located 6 kms southeast of the Gura kimberlite.

3. One Class 1 and one Class 5 garnet were recovered from a depth of 18 metres to 21 metres within the Kalahari Section in drillhole NAM 024, located 15 km north of the Gura kimberlite.

4. A single Class 1 garnet was recovered from a depth of 16 to 22 metres within the Kalahari Section in drillhole NAM 097, located 7 km southwest of the Gura kimberlite.

5. A further Class 1 garnet was recovered from a depth of 25 to 29 metres in drillhole NAM 099, located 13 km northwest of the Gura kimberlite.

Surface Loam Sampling

Fifty four surface loam samples *(refer to Glossary 4)* were collected during the quarter and will be processed early in 2003.

GLOSSARY

1 *Gravity survey is a survey conducted with the use of a gravimeter which measures and records the varying densities of the various rock types within the area surveyed, e.g. if a kimberlite has intruded the country rock within an area surveyed, its density should be different to that of the country rock and when measured and recorded should show up either as a positive or negative anomaly in contrast to the country rock.*

2 *Kimberlitic indicator minerals are minerals that are found in kimberlites. When weathering occurs they shed from kimberlites and can then be found in areas that have drained from the kimberlites. The most common kimberlitic indicator minerals are pyrope garnets, ilmenites and chrome diopsides.*

3 *Class 1 grains do not show any signs of wear and still have remnants of their original surface.*
Class 2 grains show signs of a slight amount of wear to their surfaces but still have remnants of their original surface.
Class 3 grains show signs of moderate to extensive amounts of wear to their surfaces but still have remnants of their original surface.
Class 4 grains do not show any signs of wear to their surfaces.
Class 5 grains show signs of a slight amount of wear to their surfaces.
Class 6 grains show signs of moderate to extensive amounts of wear to their surfaces.

The amount of wear to the surfaces of kimberlitic indicator mineral grains is used as a general guide to determine the distance the grains have travelled from their kimberlite source.

All kimberlitic (pyrope) garnets referred to are in the size fraction from 0.4 mm to 0.8 mm unless specifically referred to in the text.

4 *One of the methods applied in exploring for kimberlites is to collect loam samples from the surface of the ground and determine whether they contain kimberlitic indicator minerals. If loam samples are found to contain kimberlitic indicator minerals, it is possible that a kimberlite could be within or close to the area being sampled.*

Information in this report pertaining to ore reserves, mineral resources and the exploration results from the above project has been approved for release by Mr J.J. Moore, B(App.) Sc., M.Aus.I.M.M. a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

CORPORATE

Red October Royalty

The Company has an agreement with Sons of Gwalia Ltd in respect of the Red October gold deposit. In terms of this deed the Company is entitled to 1.75% of the spot value of all gold sales (less refining costs, gold sales costs and any royalties paid to the government or Native Title parties) after the production of 160,000 ozs from these leases. To date some 107,000 ozs have been produced.

The following was released in Sons of Gwalia Ltd's December 2002 Quarterly Report:

> "An evaluation of underground mining costs for Red October was completed during the quarter. This study broadly confirmed the estimates used in previous feasibility studies, and supports the proposal to undertake trial mining to confirm grade distribution within the resource. External approvals have been secured. Project commitment and timing will be assessed in the context of the Company's Five Year Plan. The current project has indicated the potential to mine 450,000 tonnes at 10 g/t for approximately 150,000 ounces recovered. At this stage the major ore lodes still remain open at depth."

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	31 December 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(561)	(1,223)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(251)	(444)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	27	53
1.5	Interest and other costs of finance paid	(1)	(2)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(786)	(1,616)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	(4)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	(4)
1.13	Total operating and investing cash flows (carried forward)	(786)	(1,620)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(786)	(1,620)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other - Lease repayments	(4)	(8)
	Net financing cash flows	(4)	(8)
	Net increase (decrease) in cash held	(790)	(1,628)
1.20	Cash at beginning of quarter/year to date	1,965	2,804
1.21	Exchange rate adjustments to item 1.20	1	-
1.22	**Cash at end of quarter**	1,176	1,176

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	98
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	121	5

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	200
4.2	Development	-
	Total	**200**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	5	24
5.2 Deposits at call	1,171	1,941
5.3 Bank overdraft	-	-
5.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	1,176	1,965

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	101,500,000	101,500,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans: Plan B Plan B Plan B	 2,250,000 1,350,000 300,000	 Nil Nil Nil	 25 cents 25 cents 25 cents	*Expiry date* 31/12/05 31/12/06 31/12/07
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter Plan A Plan B	 900,000 200,000	 Nil Nil	 25 cents 25 cents	 31/12/02 31/12/02

7.11	**Debentures** *(totals only)*	N/A	
7.12	**Unsecured notes** *(totals only)*	N/A	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30/1/02
(Company secretary)

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	23 December 02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	4 February 2003
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	7,745,496 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	243,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	408,910 ordinary fp shares 250,000 unlisted options

+ See chapter 19 for defined terms.

Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd Beta Man Svc S/F a/c	1,000,000 ordinary fp shares 1,648,400 ordinary fp shares
TOTAL	11,220,666 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired Beta Management Services S/F A/C	 20,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,450
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	 7,745,496 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	 243,000 ordinary fp shares 161,000 ordinary fp shares 408,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 1,668,400 ordinary fp shares
TOTAL	11,240,666 ordinary fp shares 750,000 unlisted options
Nature of Change	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

+ See chapter 19 for defined terms.

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.